U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES FOR THE YEAR ENDED DECEMBER 30, 2004 INDEX

Page

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Report of Independent Registered Public Accounting Firm. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 30, 2004 and 2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2004 and 2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6-11

Supplemental Schedule*:

Schedule of Assets (Held at End of Year) at December 30, 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

By: /s/ Joel K. Mostrom
Joel K. Mostrom
Senior Vice President & Chief Financial Officer,
Chesapeake Corporation

June 27, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") at December 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) at December 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/PRICEWATERHOUSECOOPERS LLP

-----------------------------------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 17, 2005

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 30, 2004 and 2003

	2004	2003
	---------------	---------------

Assets:
Investments at fair value (Notes 2 and 4)	$20,509,994	$19,773,840
	---------------	---------------
Net assets available for benefits	$20,509,994	$19,773,840
	=========	=========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 30, 2004 and 2003

	2004	2003
	-------------	-------------

Investment income:
Interest and dividends	$640,620	$460,601
Net appreciation in fair value of investments (Notes 2 and 4)	1,486,113	3,688,709
	--------------	--------------
	2,126,733	4,149,310

Contributions (Note 1):
Employees	372,896	353,714
Employer	123,454	41,414
	--------------	--------------
	496,350	395,128

Distributions to participating employees (Note 1)	(1,879,012)	(3,128,613)
	--------------	--------------
Net increase before plan transfers	744,071	1,415,825

Plan transfers (Note 6)	(7,917)	11,809
	--------------	--------------
Net increase	736,154	1,427,634

Net assets available for benefits, beginning of year	19,773,840	18,346,206
	--------------	--------------
Net assets available for benefits, end of year	20,509,994	$19,773,840
	=========	=========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

General

The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan document. The Plan's assets are held by Mercer Trust Company (the "Trustee"), a subsidiary of Putnam Investments.

The Plan is a defined contribution plan and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

Employee Contributions

A participant may elect to defer receipt of 2% to 100% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($13,000 in 2004 and $12,000 in 2003) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

Beginning in 2002, employees who reached age 50 by the plan year end were allowed to contribute an additional $1,000 to their plan account. The additional contribution allowed will increase $1,000 per year through 2006.

Employer Contributions

The Plan provides for a matching contribution each Plan year, in an amount equal to 60% of the first 6% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. The matching contributions are credited to participant accounts and invested in accordance with the participants' investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

Discretionary Contributions

The Employer may make discretionary contributions in cash or Chesapeake stock as the Board of Directors or the Executive Compensation Committee of the Board may determine. No such discretionary contributions were made in 2004 or 2003.

Vesting

Participants are fully and immediately vested in all employee contributions. Employees are generally vested in employer matching contributions pro rata over a five year period.

NOTES TO FINANCIAL STATEMENTS, Continued

1. Description of Plan, continued:

Participant Loans

Employees that are participants may borrow, from the vested portion of their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Repayment of loans (which includes principal and interest) is amortized in level payments, made no less frequently than quarterly. Loan payments are generally made through payroll deductions on each paycheck. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 30, 2004 and 2003, interest rates on outstanding loans ranged from 5.00% to 9.50%.

Distributions

Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

Forfeitures

Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. The balances of forfeited nonvested accounts were $7 and $27,895 at December 30, 2004 and December 30, 2003, respectively. Forfeitures in the amount of $41,404 and $123,331 were used to reduce employer contributions in 2004 and 2003, respectively.

Plan Expenses

Fees of investment managers or expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock, if any, are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

2. Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the "net appreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

Distributions to Participants

Distributions are recorded when paid.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS, Continued

3. Plan Termination:

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee.

4. Investment Options:

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

Harbor International Fund - Invests primarily in equity securities, principally common and preferred stocks of foreign companies.

Vanguard Prime Money Market Fund - This fund invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial institutions, the U.S. government, and federal agencies.

Growth Fund of America - This fund holds a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash.

Dodge & Cox Balanced Fund - This fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Vanguard 500 Index - This fund targets long-term growth of capital and income from dividends.

PIMCO Total Return Fund - This fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market.

Dodge & Cox Stock Fund - This fund invests primarily in a broadly diversified portfolio of common stocks.

Franklin Small-Mid Cap Growth Fund - This fund primarily invests in stocks of small companies with market-capitalization values of less than $1.5 billion, similar in size to those in the Russell 2000 Index.

Neuberger & Berman Genesis Trust - This trust invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase.

Putnam Growth Opportunities Fund - This fund invests primarily in stocks of very large, highly competitive growth companies.

Putnam S&P 500 Index Fund - This fund invests in common-stock securities; it seeks to approximate the performance of the S&P 500.

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investment Options, continued:

Putnam International Equity Fund - This fund's portfolio is composed primarily of stocks of companies located outside the United States.

Putnam Stable Value Fund - This fund invests primarily in high-quality, fixed-income investments.

George Putnam Fund of Boston - This fund seeks a balance of capital growth and current income by investing in a well diversified portfolio composed mostly of stocks and corporate and US government bonds.

Chesapeake Corporation Common Stock - This fund consists of shares of Chesapeake common stock. The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

Significant Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 30,
	2004	2003
	-------------	--------------
Investments at fair value as determined by quoted market price:
Growth funds
Putnam Growth Opportunities Fund (196,192 and 263,290 shares, respectively)	$2,552,454	$3,375,388
Growth and Income funds
Dodge and Cox Stock Fund (58,544 and 59,589 shares, respectively)	7,623,544	6,780,108
Neuberger & Berman Genesis Trust (47,373 and 41,844 shares, respectively)	2,021,389	1,549,496
Income funds
PIMCO Total Return Fund (189,196 and 207,082 shares, respectively)	2,018,721	2,217,855
Capital Preservation funds
Putnam Stable Value Fund (2,250,300 and 2,503,015 shares, respectively)	2,250,300	2,503,015
Common stock
Chesapeake Corporation (60,634 and 65,718 shares, respectively)	1,646,830	1,740,219

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:
2004		2003
Mutual funds	$1,444,962	$3,058,279
Common stock	41,151	630,430
-------------		-------------
$1,486,113		$3,688,709
========		========

NOTES TO FINANCIAL STATEMENTS, Continued

5. Tax Status:

The Plan obtained its latest determination letter on November 21, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code.

6. Plan Transfers:

During 2004 and 2003, as a result of employee status changes, Chesapeake Corporation had participants account balances transferred between the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees and the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments. Purchases of 451,514 shares in 2004 and 538,072 shares in 2003 totaled $811,375 and $915,451, respectively. Sales of 770,263 shares in 2004 and 1,129,646 shares in 2003 totaled $1,935,934 and $1,978,701, respectively. Certain Plan investments are shares of Chesapeake Corporation common stock. Purchases of 6,281 shares in 2004 and 8,259 shares in 2003 totaled $146,245 and $159,759, respectively. Sales of 11,365 shares in 2004 and 17,904 shares in 2003 totaled $280,785 and $395,197, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

at December 30, 2004
(a) Parties-In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Current Value of Asset

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	$ 2,018,721
	Dodge & Cox Stock Fund	The Fund invests primarily in a broadly diversified portfolio of common stocks	7,623,544
	Franklin Small-Mid Cap Growth Fund	Primarily investing in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	702,738
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	2,021,389
*	Putnam Growth Opportunities Fund	Investing mainly in stocks of very large, highly competitive growth companies	2,552,454
*	Putnam S&P 500 Index Fund	Investing in common-stock securities, that seeks to approximate the performance of the S&P 500	614,283
*	Putnam International Equity Fund	Portfolio composed mainly of stocks of companies located outside the United States	378,585
*	Putnam Stable Value Fund	Invest primarily in high-quality, fixed-income investments	2,250,300
*	George Putnam Fund of Boston	Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds	146,741
	Harbor International Fund Investor Shares	Invests primarily in equity securities, principally common and preferred stocks of foreign companies.	113,602
	Vanguard Prime Money Market Fund	This fund invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial institutions, the U.S. government, and federal agencies	89,465
	Growth Fund of America	This fund holds a diversified portfolio of common stocks, convertibles, preferred stocks, US government securities, bonds and cash.	41,832
	Dodge & Cox Balanced Fund	This fund seek regular income, conservation of principal and an opportunity for long-term growth of principal and income.	246,820
	Vanguard 500 Index Fund	This fund targets long-term growth of capital and income from dividends.	38,675
*	Common Stock Chesapeake Corporation	Corporate common stock, $1 par value	1,646,830
*	Loans to Participants of the Plan	Interest rates range from 5.00% to 9.50%; loans are amortized in level payments with current terms of about 2 to 5 years	24,015
		Total	$ 20,509,994

* Indicates party-in-interest

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1

Consent of Independent Registered Public Accounting Firm